UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

		Page

99.1	Unaudited Condensed Consolidated Balance Sheets as of September 26, 2015 and March 28, 2015	5

99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 26, 2015 and September 27, 2014	6

99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 26, 2015 and September 27, 2014	7

99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 26, 2015	8

99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 26, 2015 and September 27, 2014	9

99.6	Notes to the Unaudited Condensed Consolidated Financial Statements	10

99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo
Date: November 20, 2015		Vice President, Chief Financial & Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Unaudited Condensed Consolidated Balance Sheets as of September 26, 2015 and March 28, 2015

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 26, 2015 and September 27, 2014

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 26, 2015 and September 27, 2014

Exhibit 99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 26, 2015

Exhibit 99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 26, 2015 and September 27, 2014

Exhibit 99.6	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

EXHIBIT 99.1

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 26, 2015	March 28, 2015
Assets
Current assets:
Cash and cash equivalents	$4,005	$2,356
Accounts receivable, net	9,089	7,696
Inventories	136,132	135,739
Prepaids and other current assets	1,948	2,232

Total current assets	151,174	148,023

Property and equipment	29,723	28,544
Intangible assets	843	917
Other assets	2,141	2,720

Total non-current assets	32,707	32,181

Total assets	$183,881	$180,204

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$70,288	$64,347
Accounts payable	42,772	44,740
Accrued liabilities	7,700	8,079
Current portion of long-term debt	7,871	4,745

Total current liabilities	128,631	121,911

Long-term debt	48,586	52,039
Other long-term liabilities	3,684	3,431

Total long-term liabilities	52,270	55,470

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	30,988	30,988
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,140	16,107
Accumulated deficit	(83,457)	(84,287)
Accumulated other comprehensive income	696	1,402

Total stockholders’ equity	2,980	2,823

Total liabilities and stockholders’ equity	$183,881	$180,204

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 26, 2015	26 weeks ended September 27, 2014
Net sales	$133,997	$139,740
Cost of sales	82,369	84,339

Gross profit	51,628	55,401

Selling, general and administrative expenses	45,622	49,105
Restructuring charges	637	608
Depreciation and amortization	2,533	2,997
Gain on sale of assets	(3,229)	—

Total operating expenses	45,563	52,710

Operating income	6,065	2,691
Interest and other financial costs	5,185	6,695

Income (loss) before income taxes	880	(4,004)
Income tax expense	50	—

Net income (loss)	$830	$(4,004)

Weighted average common shares outstanding, basic and diluted	17,961	17,923

Net income (loss) per common share, basic and diluted	$0.05	$(0.22)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	26 weeks ended September 26, 2015	26 weeks ended September 27, 2014
Net income (loss)	$830	$(4,004)
Other comprehensive loss:
Foreign currency translation adjustments (1)	(706)	(152)

Total comprehensive income (loss)	$124	$(4,156)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands of dollars)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 28, 2015	17,960,881	$69,601	$16,107	$(84,287)	$1,402	$2,823
Net income	—	—	—	830	—	830
Cumulative translation adjustment	—	—	—	—	(706)	(706)

Total comprehensive income	—	—	—	—	—	124
Compensation expense resulting from stock options granted to management	—	—	33	—	—	33

Balance at September 26, 2015	17,960,881	$69,601	$16,140	$(83,457)	$696	$2,980

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 26, 2015	26 weeks ended September 27, 2014
Cash flows from (used in) operating activities:
Net Income (loss)	$830	$(4,004)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	2,558	3,029
Debt extinguishment charges	—	991
Amortization of debt costs	465	305
Other operating activities, net	(14)	245
Gain on sale of assets	(3,229)	—
(Increase) decrease in:
Accounts receivable	(1,794)	681
Inventories	(4,964)	(6,489)
Prepaids and other current assets	387	(1,033)
Increase (decrease) in:
Accounts payable	(2,349)	9,280
Accrued liabilities and other long-term liabilities	371	(869)

Net cash (used in) provided by operating activities	(7,739)	2,136

Cash flows (used in) provided by investing activities:
Additions to property and equipment	(3,252)	(3,877)
Additions to intangibles	(12)	(32)
Proceeds from sale of assets (net of fees of $0.2 million)	4,072	—

Net cash provided by (used in) investing activities	808	(3,909)

Cash flows (used in) provided by financing activities:
Increase in bank indebtedness	8,112	2,547
Repayment of obligations under capital leases	(1,086)	(937)
Proceeds from capital lease funding	—	1,000
Proceeds from stock option exercise	—	77
Payment of loan origination fees and costs	(169)	(1,320)
Repayment of long-term debt	(715)	(776)
Proceeds from long-term debt issuance	2,500	1,831

Net cash provided by financing activities	8,642	2,422
Effect of changes in exchange rate on cash and cash equivalents	(62)	(14)

Net increase in cash and cash equivalents	1,649	635
Cash and cash equivalents, beginning of period	2,356	2,328

Cash and cash equivalents, end of period	$4,005	$2,963

Supplemental disclosure of cash flow information:
Interest paid	$4,304	$5,992
Non-cash transactions:
Property and equipment additions included in accounts payable and accrued liabilities	$2,062	$709

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of the Canadian parent company Birks Group Inc. and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 26, 2015 and September 27, 2014 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 28, 2015, filed with the U.S. Securities and Exchange Commission (“SEC”) on June 26, 2015.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 28, 2015 as fiscal 2015, and the current fiscal year ending March 26, 2016 as fiscal 2016. Fiscal 2016 and fiscal 2015 each consist of fifty-two week periods.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the valuation of inventories, accounts receivable and deferred tax assets as well as the recoverability of long-lived assets and assumptions and estimates used in assessing the Company’s ability to continue as a going concern, including the substantial doubt assessment of the going concern assumption. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to maintain specified excess availability levels under its senior secured revolving credit facility and its senior secured term loan and adhering to certain financial covenants described in note 7.

The impact of the Company’s financial performance in fiscal 2015 and the level of capital expenditures requirements related to renewing store leases, mostly in Canada, had an impact on the Company’s ability to generate cash flows from its operating and investing activities and from funds available under its credit agreements, which could be insufficient to fund its future operations, including capital expenditures, or repay debt when it becomes due.

The Company reported a net income of $0.8 million for the 26-week period ended September 26, 2015. In fiscal 2015, the Company incurred a net loss of $8.6 million. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

Currently, the Company’s capital expenditure requirements related to renewing store leases is such that approximately 54% of the store leases are renewable within 2 years. Furthermore, less than 11% of all store leases require capital expenditures.

Under the terms of the amendments to the senior secured credit facilities which were agreed to during fiscal 2015, the Company was required to finalize and complete a recapitalization transaction by January 2016. If the Company did not complete the recapitalization transaction, then an additional reserve of up to $2.5 million may have been established by the lenders reducing availability under the senior secured credit facilities.

In November 2015, the terms of the senior secured credit facilities were amended to remove the January 2016 recapitalization requirement. Consequently, this removes the additional reserve of up to $2.5 million that may have been established by the senior secured lenders (refer to note 7), which will improve the levels of available borrowing.

In addition, the Company agreed, as part of the amendments to its senior secured credit facilities in fiscal 2015, that it must meet certain minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the agreement) if the Company’s availability under its senior secured revolving credit facility is below $8.0 million for any five consecutive business days. Failure to meet the minimum adjusted EBITDA covenant in the event that availability falls below $8.0 million as described above is considered an event of default, that could result in the outstanding balances borrowed under the Company’s senior secured term loan and senior secured revolving credit facility becoming due immediately.

As part of the amendments to the senior secured credit facilities entered into in November 2015, the minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar (refer to note 7).

In addition, our senior secured revolving credit facility administrative agent may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans) at their reasonable discretion to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion.

In July 2015, the Company received a $2.5 million additional loan from the senior secured term loan lender to be repaid in two equal payments in December 2015 and May 2016 (see note 7), which improved its levels of available borrowing until complete repayment.

On August 4, 2015, the Company and Rideau Recognition Solutions Inc. (“Rideau”) announced the sale of the assets of the corporate sales division to Rideau (see note 6) and the execution of a supply and licensing agreement for Birks products and Birks branded products. Under the executed agreement, the assets of the Company’s corporate sales division were sold to Rideau for gross proceeds of $4.3 million.

As a result of the above, the Company is actively engaged in identifying alternative sources of financing that include raising additional funds through public or private equity, the disposal of assets, and debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The Company’s majority shareholder is not bound to provide this financing. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. This determination, however, could be impacted by future economic, financial and competitive factors, as well as other future events that are beyond the Company’s control. If any of these factors or events result in operating performance being significantly lower than is currently forecasted, or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral, or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities which is an event of default and the lenders exercise their right to demand repayment of balances owed under these credit facilities, there could be significant uncertainty about the Company’s ability to continue as a going concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they generally become due without obtaining additional financing which may not be available as explained above. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2.	Recent Accounting Pronouncements

On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company for its fiscal year beginning after December 15, 2017. Early application is permitted only as of annual reporting periods beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The objective of this ASU is to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related disclosures. Currently, GAAP does not provide guidance to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern. This ASU provides guidance to an organization’s management, with principles and definitions to reduce diversity in the timing and content of financial statement disclosures commonly provided by organizations. ASU 2014-15 is effective for periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. The Company is evaluating the effect that ASU 2014-15 will have on its financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Upon adoption, the Company will apply the new guidance on a retrospective basis and adjust the balance sheet of each individual period presented to reflect the period-specific effects of applying the new guidance. This guidance is effective for the Company for its fiscal year beginning on March 27, 2016 (fiscal 2017). The new guidance will only affect the balance sheet presentation for the Company.

3.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 26, 2015, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2009 through 2015 remain open to examination by the major tax jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 26, 2015 and for the comparable period ended September 27, 2014. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 26, 2015, the Company had recorded a valuation allowance of $58.0 million against the full value of the Company’s net deferred tax assets.

4.	Net Income (loss) Per Common Share

For the twenty-six week period ended September 26, 2015, the Company’s net income per common share on a basic and diluted basis was $0.05. Excluded from the computation of net income per diluted share were, 676,789 shares underlying outstanding stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 27, 2014, the Company’s net loss per common share on a basic and diluted basis was $0.22. Excluded from the computation of net loss per diluted share were, 480,290 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 4,347 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

5.	Inventories

Inventories are summarized as follows:

	As of September 26, 2015	As of March 28, 2015
	(In thousands)
Raw materials	$4,757	$5,587
Work in progress	88	84
Retail inventories and manufactured finished goods	131,287	130,068

	$136,132	$135,739

6.	Sale of assets

On August 4, 2015, the Company announced the disposal by sale of the assets of the Company’s corporate sales division to Rideau for $4.3 million. The disposal is consistent with the Company’s long-term strategy to concentrate on its retail operations and develop its brand through its current retail network, as well as internationally through other channels, and to concentrate the Company’s resources and efforts on its core activities. At August 4, 2015, the carrying amount of the major classes of assets that were sold was comprised primarily of inventory of $0.8 million, resulting in a gain on disposal of assets in the amount of approximately $3.2 million. Furthermore, as part of the agreement, the Company will supply Rideau, with Birks-branded time pieces and jewelry and will receive ongoing royalty payments from Rideau, related to future sales of all Birks-branded products. Rideau has agreed to purchase a minimum aggregate amount of $4.5 million for the first three years, and $2.0 million per year for each contract year thereafter.

7.	Bank Indebtedness and Long-term Debt

As of September 26, 2015 and March 28, 2015, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $70.3 million and $64.3 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its senior secured revolving credit facility. As of September 26, 2015 and March 28, 2015, the Company’s excess availability was $11.2 million and $12.9 million, respectively.

In July 2015, the Company executed an amendment to its $33 million senior secured term loan to increase the amount of the secured term loan to $35.5 million. The interest rate on the new $2.5 million tranche is at an annual rate of LIBOR + 9.75% and it must be repaid in two equal payments in December 2015 and May 2016. The $35.5 million senior secured term loan is subordinated in lien priority to the senior secured revolving credit facility. These two credit facilities are used to finance working capital and capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes.

Under the terms of the amended senior secured facilities, the Company is required to maintain minimum adjusted EBITDA levels (calculated on a twelve month rolling period as defined in the agreements) if and only if, for any five consecutive business days, its availability under the senior secured revolving credit facility falls below $8.0 million. Failure to meet the minimum adjusted EBITDA levels if the Company’s availability is below $8.0 million for any five consecutive business days, is considered an event of default which could result in the outstanding balances borrowed under the senior secured term loan and senior secured revolving credit facility becoming due immediately. In November 2015, the Company executed an amendment to the senior secured credit facilities, agreeing with its lenders to remove the requirement to close a recapitalization transaction on or before January 31, 2016. Consequently, this removes the additional reserve of up to $2.5 million that could have been imposed by the senior secured lenders if the Company had not met this condition. As part of the amendment, the minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the senior secured credit facilities) were also amended. The minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar.

Under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent may, at any time, impose various reserves which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the senior secured lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. No discretionary reserves were imposed during fiscal 2015 and the first half of fiscal 2016 by the Company’s senior secured revolving credit facility administrative agent. While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its senior secured lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of September 26, 2015, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximately $20,000 increase or decrease, respectively, in the amount of excess availability. The Company met its excess availability requirement as of September 26, 2015.

Furthermore, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively.

Both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit facility and the senior secured term loan.

The senior secured revolving credit facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, the Company is required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends. Besides these financial covenants related to paying dividends, the terms of this facility provide that no financial covenants are required to be met other than already described.

In November 2015, the Company amended the monthly capital requirements amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translates to a reduction of Cdn$2 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. This amendment was agreed to by the senior secured lenders.

The term loans with Investissement Québec require the Company on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. It is uncertain at this point whether or not the Company will be able to adhere to both these covenants as of March 28, 2016. On June 26, 2015, the Company obtained a waiver from Investissement Québec with respect to the requirement to meet the adjusted long-term debt to adjusted net assets ratio for fiscal 2016.

8.	Restructuring Costs

In fiscal 2015, the Company provided its senior secured lenders with an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. The restructuring plan included consolidating most of the Company’s corporate administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office. Restructuring costs were $0.6 million and $0.6 million for the twenty-six week period ended September 26, 2015 and September 27, 2014 respectively. As of September 26, 2015, accounts payable and accrued liabilities related to these restructuring charges are $0.5 million and cash paid during the twenty-six week period ended September 26, 2015 for such charges was $1.5 million. The Company expects to incur $1.3 million of restructuring costs over the second half of the year and $0.1 million in fiscal 2017.

9.	Commitments

The Company has entered into contractual obligations with two of its suppliers whereby the Company has committed to purchase $6.5 million of merchandise with deferred payment terms and the right to return from 25% to 30% of the merchandise.

10.	Segmented Information

The Company has two reportable segments, Retail and Other. Retail is comprised of the Company’s retail operations in the U.S. and Canada on a combined basis. In Canada, the Company operates stores under the Birks brand except for two stores operated under the Brinkhaus brand. In the Southeastern U.S., the Company operates stores under the Mayors brand except for one store operated under the Rolex brand. Prior to the sale of the corporate sales division on August 4, 2015 (see note 6), Other consisted primarily of the Company’s corporate sales division, which serviced business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in Other is manufacturing, which manufactures unique products primarily for the retail segment of the Company’s business; gold exchange, which buys gold and other precious metals from customers and sells the gold and other precious metals to refiners; and internet sales.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 26, 2015 and September 27, 2014 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/26/15	26 weeks ended 9/27/14	26 weeks ended 9/26/15	26 weeks ended 9/27/14	26 weeks ended 9/26/15	26 weeks ended 9/27/14
	(In thousands)
Sales to external customers	$131,526	$135,750	$2,471	$3,990	$133,997	$139,740
Inter-segment sales	—	—	$7,330	$8,678	$7,330	$8,678
Unadjusted gross profit	$52,034	$55,185	$1,472	$2,529	$53,506	$57,714

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 26, 2015 and September 27, 2014:

	26 weeks ended September 26, 2015	26 weeks ended September 27, 2014
	(In thousands)
Unadjusted gross profit	$53,506	$57,714
Inventory provisions	(1,092)	(1,286)
Other unallocated costs	(889)	(884)
Adjustment of intercompany profit	103	(143)

Gross profit	$51,628	$55,401

The following table sets forth the Company’s operations in geographic markets in which it operates (dollars in thousands):

	26 weeks ended September 26, 2015	26 weeks ended September 27, 2014
Net sales
Canada	$63,575	$66,761
U.S.	70,422	72,979

Total revenues	$133,997	$139,740

	September 26, 2015	September 27, 2014
Long-lived assets
Canada	$18,651	$19,943
U.S.	13,213	14,678

Total long-lived assets	$31,864	$34,621

11.	Subsequent events

On November 20, 2015, the Company executed an amendment to the senior secured credit facilities to remove the requirement to close a recapitalization transaction on or before January 31, 2016. Consequently, this removes the additional reserve up to $2.5 million that may have been established by the senior secured lenders. As part of the amendment, the minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the senior secured credit facilities) were also amended. The minimum adjusted EBITDA levels were reduced for the months of October 2015 through

July 2017 to reflect the impact of the weaker Canadian dollar. The minimum adjusted EBITDA levels are tested only in the event the excess availability minimum of $8 million is not met for five consecutive business days. In the event that excess availability falls below $8.0 million and the minimum adjusted EBITDA levels are not met, an event of default exists, that could result in the outstanding balances borrowed under the Company’s senior secured credit facilities becoming due immediately.

On November 20, 2015, the Company amended the monthly capital requirement amounts of all term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translates to a reduction of Cdn$2.0 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. The term loans are expected to be fully repaid by their respective existing due dates. This amendment was agreed to by the senior secured lenders.

12.	Comparative information

Comparative figures for September 27, 2014 have been reclassified to present restructuring charges previously included in selling, general and administrative expenses separately in order to conform to the financial statement presentation adopted in the fiscal 2015 Annual Report on Form 20-F.

EXHIBIT 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 28, 2015 as fiscal 2015, and the current fiscal year ending March 26, 2016 as fiscal 2016. Fiscal 2016 and fiscal 2015 each consist of fifty-two week periods.

Overview

Birks Group is a leading operator of luxury jewelry and timepieces stores in North America. We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, Retail and Other. Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand except for two stores operated under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand except for one store operated under the Rolex brand. Prior to the sale of the corporate sales division on August 4, 2015, Other consisted primarily of the Company’s corporate sales division, which serviced business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in Other is manufacturing, which manufactures unique products primarily for the retail segment of the Company’s business; gold exchange, which buys gold and other precious metals from customers and sells the gold and other precious metals to refiners; and internet sales.

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Revenue related to the Company’s purchases of gold and other precious metals from our customers is recognized when the Company delivers the goods and receives and accepts an offer from a refiner to purchase the gold and other precious metals. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 3.4% of sales during the twenty-six week period ended September 26, 2015 and 2.5% of sales during the twenty-six week period ended September 27, 2014. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $1.3 million during the twenty-six week period ended September 26, 2015 and $1.4 million during the twenty-six week period ended September 27, 2014. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow;

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies; and

•	develop the Birks product brand.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as our Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop our Birks product brand through expansion of all sales channels including international channels of distribution and e-Commerce;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 28, 2015 filed with the SEC on June 26, 2015, in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning as presented by GAAP and may not be comparable to similar measures presented by other companies.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 26, 2015	For the 26 weeks ended September 27, 2014
Canada	10%	14%
United States	-2%	25%

Total	3%	20%

Comparable store sales have continued to increase with a 3% increase for the 26 week period ended Sept 26, 2015, which is due primarily to a 10% increase in Canadian comparable stores sales. The increase in comparable store sales in Canada was primarily related to a higher average sale transaction driven by higher fine jewelry and timepiece sales reflecting the success of our strategy to introduce new watch brands while expanding our offering of select watch and fine jewelry brands. The decrease in our comparable store sales in the U.S. following an exceptionally high comparable store sales increase in the prior year period reflects a decrease in traffic partially related to the impact of lower tourist purchasing power due to the strength of the U.S. currency, partially offset by a higher average sale transaction.

Twenty-Six Week Period Ended September 26, 2015 compared to the Twenty-Six Week Period Ended September 27, 2014

Net Sales

	For the 26 weeks ended September 26, 2015	For the 26 weeks ended September 27, 2014
	(In thousands)
Net Sales – Retail	$131,526	$135,750
Net Sales – Other	2,471	3,990

Total Net Sales	$133,997	$139,740

Total Net Sales for the twenty-six week period ended September 26, 2015 were $134.0 million, a decrease of $5.7 million from the twenty-six weeks ended September 27, 2014. Excluding the impact of $10.2 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar, total sales increased by $4.5 million, comprised of an increase in retail sales of $5.6 million, partially offset by a decrease in other sales of $1.1 million. Excluding the impact of $9.8 million related to foreign exchange translation of Canadian sales, Net Sales – Retail increased by $5.6 million reflecting a 3% increase in comparable store sales as well as $5.6 million of higher sales related to two new store locations and the reopening of two stores temporarily closed for relocation in the prior year, partially offset by $4.7 million of lower sales associated with the closure of six underperforming stores in the past eighteen months and one store temporarily closed for relocation during part of the current year period. The decrease in Net Sales – Other of $1.1 million, excluding the impact of foreign exchange translation of Canadian sales of $0.4 million, primarily relates to lower revenue from the corporate sales division that, after August 4, 2015, will generate royalties and revenues from the supply agreement with Rideau.

Gross Profit

	For the 26 weeks ended September 26, 2015	For the 26 weeks ended September 27, 2014
	(In thousands)
Gross Profit – Retail	$52,034	$55,185
Gross Profit – Other	(406)	216

Total Gross Profit	$51,628	$55,401

Total Gross Profit was $51.6 million, or 38.5% of net sales during the twenty-six week period ended September 26, 2015 compared to $55.4 million, or 39.6% of net sales during the comparable period last year. Excluding $4.3 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, gross profit increased $0.5 million compared to the prior year. The 110 basis point gross margin rate decrease was primarily attributable to product sales mix and foreign exchange.

SG&A Expenses

SG&A expenses were $45.6 million, or 34.0% of net sales for the twenty-six week period ended September 26, 2015 compared to $49.1 million, or 35.1% of net sales, for the twenty-six week period ended September 27, 2014. The decrease is mainly due to the further weakening of the Canadian dollar resulting in a $4.2 million adjustment attributable to translating the Company’s Canadian expenses to U.S. dollars, partially offset by higher marketing costs.

Depreciation Expense

Depreciation and amortization expense for the twenty-six week period ended September 26, 2015 was $0.5 million lower than the same period in the prior fiscal year, primarily due to the further weakening of the Canadian dollar resulting in a $0.2 million adjustment attributable to translating the Company’s Canadian expenses to U.S. dollars and the timing of additions to property and equipment.

Interest and Other Financing Costs

Interest and other financing costs were $5.2 million for the twenty-six week period ended September 26, 2015, compared to $6.7 million for the same period in the prior fiscal year, due to refinancing costs incurred in the prior year.

Income Tax Expense

We recorded an income tax expense of $50,000 for U.S. alternative minimum tax that cannot be offset by losses carry forward for the twenty-six week period ended September 26, 2015, compared to no income tax during the twenty-six week period ended September 27, 2014. We have continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods as the criteria for recognition of these assets was not met at September 26, 2015.

FINANCIAL CONDITION

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of September 26, 2015, we had approximately $70.3 million outstanding on our $110 million senior secured revolving credit facility. Our excess borrowing capacity was $11.2 million as of September 26, 2015.

Considering our cash requirements for capital expenditures relating to renewing our store leases in Canada over the next few fiscal years, in July 2015, the Company executed an amendment to its $33 million senior secured term loan to increase the amount of the secured term loan to $35.5 million. The interest rate on the new $2.5 million tranche is an annual rate of LIBOR + 9.75% and it must be repaid with two equal payments in December 2015 and May 2016.

In November 2015, the Company executed an amendment to its senior secured credit facilities, pursuant to which it lenders agreed to remove the requirement to close a recapitalization transaction on or before January 31, 2016. Consequently, this removes the additional reserve of up to $2.5 million that may be established by the senior secured lenders that would lower the borrowing availability. As part of the same amendment, the minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis as defined in the senior secured credit facilities) were also amended. The minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar. The minimum adjusted EBITDA levels are tested only in the event the excess availability minimum of $8 million is not met for five consecutive business days. In the event that excess availability falls below $8.0 million and the minimum adjusted EBITDA levels are not met, an event of default exists, that could result in the outstanding balances borrowed under the Company’s senior secured credit facilities becoming due immediately.

Our senior secured revolving credit facility along with our senior secured term loan are used to finance working capital and capital expenditures, provide liquidity to fund our day-to-day operations and for other general corporate purposes. The terms of our senior secured credit facilities require us to maintain positive excess availability at all times. The term of our senior secured revolving credit facility expires on August 22, 2017, while our senior secured term loan matures on August 22, 2018.

The amended senior secured credit facilities still retain a $12.5 million, and a $5.0 million seasonal availability block imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively.

Both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans pursuant to which if we are in default with any other loans, we will immediately be in default under our senior secured revolving credit facility and our senior secured term loan.

In addition, under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent, may impose at any time, various reserves which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of our business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the senior secured lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion.

Our senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and an excess availability of $30 million in order to qualify for payment of dividends.

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 26, 2015	September 27, 2014
	(In thousands)
Senior secured revolving credit facility availability	$83,782	$87,218
Amount borrowed at month end	$72,536	$76,017

Excess borrowing capacity at month end	$11,246	$11,201

Average outstanding balance during the 26 weeks	$70,321	$75,516
Average excess borrowing capacity during the 26 weeks	$11,442	$19,234
Maximum borrowing outstanding during the 26 weeks	$73,815	$98,377
Minimum excess borrowing capacity during the 26 weeks	$8,586	$9,004
Weighted average interest rate for 26 weeks	3.2%	3.3%

On November 20, 2015, the Company amended the monthly capital requirements amounts of all terms loans with Investissement Québec in order to reduce short term capital requirements. The impact of the amendment on the first twelve months following the effective date of the amendment translates to a reduction of Cdn$2.0 million (approximately $1.5 million in U.S. dollars) of the monthly capital requirements. The amendment to the term loans as well as the amended monthly capital repayments amounts were agreed to by the senior secured lenders.

The term loans with Investissement Québec require the Company, on an annual basis, to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. It is uncertain at this point whether or not the Company will be able to adhere to both these covenants as of March 28, 2016. On June 26, 2015, the Company obtained from Investissement Québec a waiver with respect to the requirement to meet the adjusted long-term debt to adjusted net assets ratio for fiscal 2016.

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
(in thousands)	September 26, 2015	September 27, 2014
Net cash provided by (used in):
Operating activities	$(7,739)	$2,136
Investing activities	808	(3,909)
Financing activities	8,642	2,422
Effect of changes in exchange rate on cash and cash equivalents	(62)	(14)

Net increase in cash and cash equivalents	$1,649	$635

Net cash used in operating activities for the twenty-six week period ended September 26, 2015 was $7.7 million compared to $2.1 million of net cash provided by operating activities during the comparable period last year. The $9.8 million decrease in cash flows related to operating activities primarily due to changes in working capital.

Net cash provided by investing activities was $0.8 million during the twenty-six week period ended September 26, 2015 compared to $3.9 million of net cash used in investing activities for the twenty-six week period ended September 27, 2014. The $4.7 million increase in cash flows related to investing activities is mainly attributable to proceeds from the sale of assets of the Company’s corporate sales division and a lesser amount of additions to property and equipment.

Net cash provided by financing activities was $8.6 million during the current twenty-six week period compared to $2.4 million for the twenty-six week period ended September 27, 2014. The $6.2 million increase in cash flows from financing activities was primarily due to an increase in our bank indebtedness.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured credit facility and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 26, 2015, we have not hedged these interest rate risks. As of September 26, 2015, we had approximately $105.4 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $1.2 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. The statement of operations reflects a foreign exchange rate of 1.27 US/Cdn for the twenty-six week period ended September 26, 2015 compared to 1.10 for the twenty-six week period ended September 27, 2014. The balance sheet reflects a foreign exchange rate of 1.33 as at September 26, 2015 compared to 1.12 as at September 27, 2014. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 26, 2015, we had not hedged these foreign exchange rate risks. As of September 26, 2015, we had approximately $1.2 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 26, 2015, our earnings would have increased or decreased, respectively, by approximately $0.2 million.

This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuations between the U.S. and Canadian dollar exchange rates impact the level of our borrowing availability under our senior secured credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar as of September 26, 2015, our borrowing availability would have increased or decreased, respectively, by approximately $0.1 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 26, 2015. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (iv) the Company’s ability to continue to borrow under its senior secured credit facilities; and (v) the Company’s ability to continue as a going concern. Information concerning factors that could cause actual results to differ materially is set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.